UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 9, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

July 9, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER DISCOVERS NEW SILVER-GOLD ZONES AT GUANAJUATO

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that surface diamond drilling has intersected four new silver-gold zones and provided further definition on the three previously known zones of silver-gold mineralization in the Promontorio area of the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico. All zones are sub-parallel and occur within 70 metres of the main Veta Madre. Having several zones within close proximity like this will significantly lower their development costs and plans are already in preparation for the exploitation of this area. The new mineralization lies between 70 and 150 metres below surface and is accessible by ramp.

This portion of the 2007 drill program comprised 2,135.8 metres in eleven holes (SG07-035 to SG07-045) and was focused on defining mineralization in the Promontorio / Garrapata area - the southern most area of exploitation in the Guanajuato Mine Complex. Previous results from this part of the mine were announced on Dec. 12, 2006. Mineralization in this area is now known to comprise at least seven parallel zones: the main Veta Madre, a hangingwall zone (‘HW’ – above the Veta Madre) and five footwall zones (‘FW’ – below the Veta Madre). The Veta Madre quartz breccia occurs at the fault contact between hangingwall conglomerates and a footwall mix of metasediments, metavolcanics, and intrusions. The hangingwall zones occur as quartz stockworks in the conglomerates. The footwall zones have been divided into the FW #1a, #1b, #1c, #2, and #3 zones and are associated with quartz stockworks and breccias. The FW #1 and #2 zones are hosted within diorite and quartz-feldspar porphyry intrusions, while the #3 zone occurs at the lower contact between the intrusions and footwall metasediments.

The HW zone was cut by drill holes SG07-035 to 037, and 040 to 045 and displays a higher gold:silver ratio than other zones. Examples of this include 21.2g/t gold and 52g/t silver over 0.88 metres in SG07-035; 11.1g/t gold and 13g/t silver over 1.15 metres in SG07-036; 9.95g/t gold and 477g/t silver over 1.05 metres in SG07-037; and 23.45g/t gold and 45g/t silver over 2.45 metres in SG07-043. The HW zone has been traced for more than 150 metres along strike and up to 100 metres down dip.

The Veta Madre itself was intersected in all holes except SG07-041, which was lost in an old stope. Signs of former mining along the Veta Madre were noted in seven of the eleven holes in this program, however no signs of previous mining were observed in the FW zones. Parts of the Veta Madre have been left in place as evidenced by several mineralized intersections, including 1.98g/t gold and 77g/t silver over 2.59 metres in SG07-038 and 2.39g/t gold and 202g/t silver over 3.55 metres in SG07-043. As such, an in situ and well mineralized portion of the the Veta Madre zone has been traced for more than 150 metres along strike and up to 150 metres down dip.

The FW #1a zone was described in the last Promontorio news release (Dec 12, 2006) as the footwall #1 zone in drill holes SG06-033 and 034. The 2007 drilling has added to this with intersections in holes SG07-036 through 040, 042, 044, and 045. FW #1a is located 5-10 metres below the Veta Madre. Noteable intersections include 18.28g/t gold and 104g/t silver over 2.16 metres in SG07-036; 4.58g/t gold and 312g/t silver over 3.09 metres in SG07-037; and 2.02g/t gold and 265g/t silver over 3.60 metres in SG07-040. The FW #1a zone has been traced for more than 100 metres along strike and up to 100 metre down dip.

The FW #1b zone is located only 5 metres below the FW #1a zone, and was intersected in holes SG07-035, 036, 039, 040, and 042 to 045. Highlights from this zone include 0.93g/t gold and 181g/t silver over 2.47 metres in SG07-039 and 2.35g/t gold and 430g/t silver over 2.42 metres in SG07-040. To date, the FW #1b zone has been traced for more than 50 metres along strike and up to 75 metres down dip.

The FW #1c zone is located 5-10 metres below the FW #1b zone, and was intersected in SG07-036, 039, 040, and 045. Noteable intersections include 0.78g/t gold and 266g/t silver over 5.61 metres in SG07-036 and 1.26g/t gold and 292g/t silver over 3.10 metres in SG07-040. This zone has been traced for 50 metres along strike and up to 75 metres down dip.

A new footwall zone (designated FW zone #2) has been discovered approximately 50 metres below the Veta Madre and was intersected in holes SG07-035, 038, 039, 040, 042, and 045. This zone appears to be significantly thicker than some of the others with intercepts such as 6.15 metres of 1.20g/t gold and 206g/t silver in hole SG07-042 and 5.60 metres of 0.71g/t gold and 115g/t silver in SG07-045. The FW zone #2 has been outlined for more than 50 metres along strike and up to 50 metres down dip.

A second new discovery (designated FW zone #3) lies approximately 70 metres below the Veta Madre and was intersected by holes SG07-042 and 043a, approximately 25 metres apart. These holes returned 2.97g/t gold and 175g/t silver over 1.10 metres and 1.55g/t gold and 194g/t silver over 2.31 metres, respectively. Longitudinal sections showing all of the Promontorio drilling can be found in the Guanajuato Mine section of the Great Panther website at www.greatpanther.com.

There is no indication from drilling or a review of underground survey maps that the footwall zones have been previously mined. Drill hole spacing in this program was approximately 30 metres on average. At this spacing, the mineralized zones are observed to vary in thickness, and grades are also quite variable. Detailed drilling to further delineate and extend the zones will be required and will be carried out from existing underground workings that are now being re-habilitated.

To date 6,385 metres of surface drilling have been completed in 2007 at Guanajuato and the program is still underway, detailing and expanding the various zones associated with the prolific Veta Madre structure. This includes the aforementioned holes SG07-035 to 045 at Promontorio, holes SG07-046 to 052 at Tepeyac shaft (south of Valenciana Mine shaft), SG07-053 to 058 at Remedios shaft (north of Cata Mine shaft), and SG07-059 to SG07-065 at two other Promontorio area drill sites. Results from all areas will be released as they become available.

The discovery of these new zones at Promontorio is significant, not only because of the near term potential for development but also because they imply that much of the footwall and hangingwall to the Veta Madre has been largely unexplored and, therefore, undeveloped. With more than 4 kilometres of strike length existing on the mine property, the potential for additional zones to be found is excellent.

Highlights of Diamond Drilling:

DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au g/t	Ag g/t	Zone

SG07-035	77.17	79.50	2.33	1.49	1.44	27	HW
	83.30	84.18	0.88	0.56	21.20	52	HW
	152.20	156.20	4.00	2.56	1.40	83	FW #2

SG07-036	102.25	103.40	1.15	0.58	11.10	13	HW
	118.08	120.24	2.16	1.08	18.28	104	FW #1a
	124.57	126.37	1.80	0.90	0.58	161	FW #1b
	134.40	140.01	5.61	2.81	0.78	266	FW #1c

SG07-037	58.85	59.90	1.05	0.96	9.95	477	HW
	65.10	69.90	4.80	4.37	0.56	114	Veta Madre
	76.86	79.95	3.09	2.81	4.58	312	FW #1a

SG07-038	68.11	70.70	2.59	2.51	1.98	77	Veta Madre
	71.75	72.91	1.16	1.13	1.91	16	FW #1a

SG07-039	91.80	93.48	1.68	0.96	0.55	197	FW #1a
	97.20	99.67	2.47	1.41	0.93	181	FW #1b
	110.00	111.10	1.10	0.63	1.04	112	FW #1c
	139.75	144.91	5.16	2.94	1.84	62	FW #2

SG07-040	55.15	57.20	6.33	3.61	1.61	57	HW
	76.95	77.90	0.95	0.78	3.29	37	Veta Madre
	83.40	87.00	3.60	2.95	2.02	265	FW #1a

	89.03	91.45	2.42	1.98	2.35	430	FW #1b
	93.75	96.85	3.10	2.54	1.26	292	FW #1c

SG07-042	112.40	114.65	2.25	0.95	0.74	162	Veta Madre
	122.72	125.10	2.38	1.00	0.41	157	FW #1a
	130.50	133.00	2.50	1.05	0.33	154	FW #1b
	158.80	164.95	6.15	2.58	1.20	206	FW #2
	182.60	183.70	1.10	0.46	2.97	175	FW #3

SG07-043	86.55	89.00	2.45	1.23	23.45	45	HW
	93.60	95.85	2.25	1.13	2.02	21	HW
	107.30	108.23	0.93	0.47	3.50	60	Veta Madre
	112.55	116.10	3.55	1.78	2.39	202	Veta Madre
	136.80	139.00	2.20	1.10	1.40	14	FW #1b

SG07-043a	189.30	191.61	2.31	1.16	1.55	194	FW #3

SG07-044	126.00	127.60	1.60	1.13	0.64	189	FW #1a
	131.73	134.56	2.83	2.00	1.21	235	FW #1b

SG07-045	106.61	108.96	2.35	2.26	0.87	193	FW #1b
	132.15	137.75	5.60	5.38	0.71	115	FW #2

Core samples were assayed at SGS Labs in Durango and diamond drilling was contracted to Canrock Drilling, of San Luis de Potosi. Robert F. Brown, P.Eng and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI 43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments. Aspects of the Guanajuato Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced an estimated 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Robert A. Archer

Robert A. Archer

President & Chief Executive Officer

Date: July 11, 2007